FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April; 2003

Amcor Limited
(Translation of registrant’s name into English)

679 Victoria Street Abbotsford
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	/s/ PETER MCDONNELL
PETER MCDONNELL
(Registrant)

Date 24/6/03

News Release

For Release : Monday, May 26, 2003

AMCOR AUSTRALASIA’S MANAGING DIRECTOR, PETER BROWN RETIRES

Amcor announces today that Peter Brown, Managing Director, Amcor Australasia has decided to retire, effective December 31, 2003.

Peter Sutton will succeed Peter Brown as Managing Director of Amcor Australasia.

Amcor’s Managing Director, Russell Jones, said: “Peter Brown has led the Australasian operations through a period of significant rationalisation and restructuring that has delivered substantial profit improvements and returns above 15% for the first time.

“He successfully merged the two Australasian operations of Amcor Fibre Packaging and Amcor Containers Packaging to form Amcor Australasia, significantly reducing costs and improving efficiencies.”

Peter Sutton, aged 46 joined Amcor two years ago and has had an extensive career in the Australian packaging sector.  He is currently the Group General Manager of Plastic Packaging and Food Cans with Amcor Australasia.

Russell Jones, said: “Peter Sutton brings substantial packaging experience to the role and will work with Peter Brown over the next seven months to ensure a smooth transition is achieved.

“Succession planning is an important element in the management of the group and over the past two years there have been well managed transitions to accommodate the retirement of Gene Shelton at Amcor Sunclipse, and the imminent retirement of Jim Allen at Amcor Twinpak and Peter Brown at Amcor Australasia, that have ensured their successors are well prepared for their new roles.”

ENDS

For further information contact:
John Murray
Executive General Manager Corporate Affairs
Ph: 61 (03) 9226 9005

Amcor Limited ABN 62 000 017 372
679 Victoria Street Abbotsford Victoria 3067 Australia
GPO Box 1643N Melbourne Victoria 3001 Australia
Tel: 61 3 9226 9000 Fax: 61 3 9226 9050
www.amcor.com